SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
UNDER THE INVESTMENT COMPANY ACT OF 1940

THE VICTORY PORTFOLIOS
Exact Name of Registrant

NOTIFICATION OF ELECTION

The undersigned registered open-end investment company, on behalf of its series listed on Schedule A attached hereto, hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemption requests by a shareholder of record, limited in amount as provided by Rule 18f-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).  It is understood that this election is irrevocable while such Rule is in effect unless a Commission order, upon application, permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the 1940 Act, the Registrant has caused this notification of election to be duly executed on its behalf in the City of Cleveland and the State of Ohio on the 12th day of February, 2010.

Signature: THE VICTORY PORTFOLIOS

By:           /s/ Christopher K. Dyer
Christopher K. Dyer
Secretary

Attest: /s/ Jerry R. Urbanek
Name: Jerry R. Urbanek
Title: Project Manager

SCHEDULE A

TO THE FORM N-18F-1 ELECTION
OF
THE VICTORY PORTFOLIOS

1. Balanced Fund
2. Core Bond Fund
3. Diversified Stock Fund
4. Established Value Fund
5. Federal Money Market Fund
6. Financial Reserves Fund
7. Fund for Income
8. Government Reserves Fund
9. Global Equity Fund
10. Institutional Money Market Fund
11. International Fund
12. International Select Fund
13. Investment Grade Convertible Fund
14. Large Cap Growth Fund (Formerly Focused Growth Fund)
15. National Municipal Bond Fund
16. Ohio Municipal Bond Fund
17. Ohio Municipal Money Market Fund
18. Prime Obligations Fund
19. Small Company Opportunity Fund
20. Special Value Fund
21. Stock Index Fund
22. Tax-Free Money Market Fund
23. Value Fund

Dated as of February 12, 2010